# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Snow Rothschild Acquisition Corp., CIK 0002123475
CUSIP: G8251A109
Title of class of securities: Class A ordinary share, par value $0.0001 per share
Address of issuer's principal executive offices: 40 West 57th Street, Suite 1800, New York, New York (NY), 10019
Date of event which requires filing of this statement: 06/08/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001756488

## Reporting persons
- Dryden Capital, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,300,000; shared voting power 0; sole dispositive power 1,300,000; shared dispositive power 0; aggregate amount beneficially owned 1,300,000 (5.75% of the class)

## Item 1. Issuer
Name of issuer: Snow Rothschild Acquisition Corp.
Address of issuer's principal executive offices: 40 West 57th Street, Suite 1800 New York, NY 10019

## Item 2. Person Filing
Name of person filing: Dryden Capital, LLC
Address of principal business office or, if none, residence: 200 Vesey Street, 24th Floor, New York, NY 10281
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1300000
Percent of class: 5.75%
Sole power to vote or to direct the vote: 1300000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1300000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Dryden Capital, LLC: /s/ T. Matthew Buffington, T. Matthew Buffington / Managing Member (07/30/2026)